SEC
Mail Processing
Section

FEB 28 2014

Washington, DC
124

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68023

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/13** (MM/DD/YY) AND ENDING **12/31/13** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **BENJAMIN F. EDWARDS & COMPANY, INC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 NORTH BRENTWOOD BOULEVARD, SUITE 850
(No. and street)

ST. LOUIS	MO	63105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MR. THOMAS H. MARTIN, JR. — **314-480-1120**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

100 South Fourth Street, Suite 300	St. Louis	MO	63102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

14046660

*KW 3/6/14

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

3/18/14

OATH OR AFFIRMATION

I, Thomas H. Martin, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Benjamin F. Edwards & Company, Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

SR VP-CFO

Title

TERRI M FRIGERIO
Notary Public-Notary Seal
State of Missouri St Louis County
13841451
My C.

Terri M. Frigerio

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte

Benjamin F. Edwards & Company, Inc.

(A Wholly Owned Subsidiary of Benjamin Edwards, Inc.)

(SEC ID: 8-68023)

Balance Sheet as of December 31, 2013, Independent Auditors' Report, and Supplemental Report on Internal Control

Benjamin F. Edwards & Company, Inc.

(A Wholly Owned Subsidiary of Benjamin Edwards, Inc.)

(SEC ID: 8-68023)

Balance Sheet as of December 31, 2013, Independent Auditors' Report, and Supplemental Report on Internal Control

Filed in accordance with Rule 17a-5(e)(3) as a PUBLIC DOCUMENT

BENJAMIN F. EDWARDS & COMPANY, INC.

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
Suite 300
100 South 4th Street
St. Louis, MO 63102-1821
USA

Tel: +1 314 342 4900
Fax: +1 314 342 1100
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Benjamin F. Edwards & Company, Inc.
St. Louis, Missouri

We have audited the accompanying balance sheet of Benjamin F. Edwards & Company, Inc. (the "Company") (a wholly-owned subsidiary of Benjamin Edwards, Inc.) as of December 31, 2013 and the related notes (the "financial statement"), that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit includes performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Benjamin F. Edwards & Company, Inc. as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 26, 2014

BENJAMIN F. EDWARDS & COMPANY, INC.

BALANCE SHEET
AS OF DECEMBER 31, 2013

ASSETS

Cash and cash equivalents	$ 10,325,111
Certificate of deposit	100,000
Clearing deposit	100,000
Due from clearing firm	2,757,481
Property and equipment — net of accumulated depreciation and amortization of $4,132,382	6,208,413
Transition bonus receivable — net of allowance for doubtful accounts of $84,850	11,160,644
Other	3,485,841
TOTAL	$ 34,137,490

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts payable	$ 1,029,939
Compensation and benefits payable	6,759,813
Deferred revenue	1,931,076
Deferred rent	1,675,934
Payable to affiliates	2,541
Other taxes payable	855
Total liabilities	11,400,158
STOCKHOLDER'S EQUITY:	
Common stock (par value $1 per share, 30,000 shares authorized, 100 shares issued and outstanding)	100
Paid-in capital	59,191,291
Deficit	(36,454,059)
Total stockholder's equity	22,737,332
TOTAL	$ 34,137,490

See notes to balance sheet.

1. ORGANIZATION AND NATURE OF BUSINESS

Benjamin F. Edwards & Company, Inc. (the "Company"), is a wholly owned subsidiary of Benjamin Edwards, Inc. (the "Parent"). The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including riskless principal transactions, agency transactions and investment advisory businesses. The Company is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company clears on a fully-disclosed basis through Pershing, LLC ("Pershing").

Since inception, the Company has experienced operating losses and cumulative negative cash flows. As of December 31, 2013, the Company's regulatory net capital was $1,882,032 and had decreased by $2,537,853 in the current year.

The Company has been in an expansion mode over the last several years and has added branches and advisors, both which have required the use of cash and regulatory capital. The Company has historically funded this branch and advisor expansion, its regulatory capital balances and operating losses through contributions from its Parent. The Company's Parent has raised capital through private placements of its equity securities to fund these contributions. Management believes that this source of financing will continue to be available; should it not be, management believes that it has the ability to scale back short term expansion plans and pursue strategies to monetize "non-allowable" assets. Should such steps not be sufficient to support the Company's net cash and net capital requirements, the Company's Parent has secured an internal related party commitment to provide sufficient capital to meet the Company's needs for the next twelve months.

The Company has determined that there were no subsequent events that would require disclosure or adjustments to the accompanying balance sheet through February 26, 2014, the date the balance sheet was issued.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The balance sheet has been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of this balance sheet in conformity with GAAP requires the use of estimates and assumptions by management that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet. Therefore, actual results could differ from those estimates and could have a material impact on the balance sheet and it is possible that such changes could occur in the near term.

Cash and Cash Equivalents — Cash and cash equivalents consist of cash and highly liquid investments with original maturity dates of 90 days or less at the date of purchase. Due to the short-term nature of these financial instruments, fair value approximates their carrying value.

Certificate of Deposit — The Company has a certificate of deposit which is assigned as collateral to a bank for credit cards issued to certain employees. The certificate of deposit's original maturity is less than 90 days, which is carried at the face amount of the certificate, which approximates fair value.

Property and Equipment — Property and equipment are carried at cost less accumulated depreciation and amortization. Depreciation is provided on a straight-line basis using estimated useful lives as follows: 10 years for furniture and fixtures; 5 years for information technology equipment; and for leasehold improvements the life of the lease if five years or greater or if less than five years, the combination of the life of the lease plus any renewal options up to a total of 5 years.

Transition Bonus Receivable — Financial consultants and certain other employees are eligible to receive an advance towards a transition bonus upon joining the firm. The financial consultant signs a promissory note, which is typically amortized over a 57-month period beginning 3 months after the financial consultant's start date. The notes carry an interest rate that is based on the mid-term applicable Federal Rate for the three to nine year terms, which ranged from .87% to 3.5% for the year ended December 31, 2013. The transition bonus receivable notes are carried at net realizable value. The allowance for doubtful accounts is management's estimate of the losses inherent within the receivables as of the balance sheet date based on individual analysis of the collectability of each loan. As of December 31, 2013, the allowance for losses is $84,850.

Compensation and Benefits Payable — Commissions to brokers are accrued in the month they are earned and paid on the 15th of the following month. In addition, the portion of wages and benefits earned by salaried and hourly employees in the current month, but not paid until the following month, are accrued.

Deferred Rent — Landlord provided tenant improvements are recorded as leasehold improvements in property and equipment with an offset to deferred rent on the balance sheet. The deferred rent portion is amortized over the life of the lease.

Deferred Revenue — As part of the clearing agreement with Pershing, the Company received non-contingent cash incentives of $2,000,000 and contingent cash incentives of $3,000,000, for total cash incentives of $5,000,000. In exchange for the contingent portion of the incentive, the Company agrees to pay Pershing annual minimum revenue of $600,000. $4,000,000 of the incentive was recorded as deferred revenue in 2009 and is amortized over the life of the contract, which is 7 years. An additional $1,000,000 of the incentive was recorded as deferred revenue in 2011 and amortized over the remaining life of the contract.

Income Taxes — The Company is included in the federal income tax return filed by the Parent. The Company uses the asset and liability method to record deferred income taxes. Accordingly, deferred income tax assets and liabilities are recognized for future tax consequences attributable to differences between balance sheet carrying amounts of existing assets and liabilities and their respective tax bases, using enacted tax rates. The Company records a valuation allowance to reduce deferred tax assets to the amount that will more likely than not be realized by the Company. Under the Company's tax sharing arrangement with the Parent, for consolidated tax returns, tax is allocated on a separate return approach.

Recent Accounting Standards — In December 2011, the FASB amended the general accounting principles for *Balance Sheet* as it relates to disclosure guidance about offsetting assets and liabilities. The amended disclosure guidance will enable users of the balance sheet to evaluate the effect or potential effect of netting agreements on the Company's financial position. The amended disclosure guidance will be effective for annual and interim periods beginning on January 1, 2013, and will be

applied retrospectively for all comparative periods presented. The Company has determined that this amendment did not have a material impact on its balance sheet.

3. STOCK INCENTIVE PLAN

The Parent adopted a Stock Incentive Plan ("Plan") to assist in recruiting, retaining and rewarding employees, directors and consultants. The Plan allows the Parent to award stock options, stock appreciation rights and other stock-based awards, including, but not limited to, restricted stock. Two million shares have been authorized under the Plan. The Parent has entered into commitments to grant stock under the Plan. The service period and vesting requirements for each stock grant commitment is determined by a committee that is comprised of the Parent's Board of Directors and appointees of the Board of Directors. Compensation expense for these stock awards is based on the fair value of the shares to be issued which is the offering price to investors at the time of the grant. If no offering is open at the time of the grant, compensation expense would be based on the independent valuation of the Parent's stock.

The 2013 and 2012 share awards have cliff vesting periods of three or five years. As of December 31, 2013, the Parent has unrecognized compensation expense of $3,684,295, relating to these awards. The weighted-average period over which the unrecognized compensation expense will be recognized is 2.4 years.

4. PROPERTY AND EQUIPMENT

At December 31, 2013, property and equipment consisted of:

Leasehold improvements	$ 5,659,192
Furniture and fixtures	2,531,810
Information technology equipment	2,124,121
Construction in process	25,672
Total	10,340,795
Less accumulated depreciation and amortization	(4,132,382)
Total property and equipment — net	$ 6,208,413

5. INCOME TAXES

Net deferred tax assets consist of the following as of December 31, 2013:

Deferred tax assets:	
Net operating loss carryforward	$ 12,877,000
Deferred revenue	801,000
Deferred rent	696,000
Amortization of restricted stock	1,457,000
Intangible start-up costs	204,000
Other	40,000
	16,075,000
Less valuation allowance	(15,272,000)
Total deferred tax assets — net	803,000
Deferred tax liabilities:	
Depreciation	(527,000)
Prepaid expenses	(276,000)
Total deferred liabilities	(803,000)
Total deferred taxes — net	$ -

As of December 31, 2013, the Company recorded a valuation allowance of $15,272,000 to reduce the total net deferred tax assets to an amount that management estimates will more likely than not be realized. The total change in valuation allowance during the year was an increase of $3,717,000.

Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences and carryforwards are expected to reduce taxable income. The net operating losses will expire in varying amounts if not utilized before 2029 through 2033.

As of December 31, 2013, the Company did not have any unrecognized tax benefits.

The Company is included in its Parent's federal consolidated tax return and various state consolidated income tax returns. The Company also files several state income tax returns separate from its Parent. All required initial tax returns were filed for the period ended December 31, 2009. Subsequent returns have been appropriately filed for all periods thereafter. Such returns, if selected, could be subject to Federal and various state tax examinations. As of December 31, 2013, there were no outstanding tax-related balances due to or due from Parent.

6. COMMITMENTS AND CONTINGENT LIABILITIES

The Company has obligations under operating leases with initial non-cancelable lease terms in excess of one year and expiring in various years through 2020. Minimum rental commitments for office space and office equipment at December 31, 2013, are as follows:

2014	$ 3,341,248
2015	2,966,101
2016	2,183,119
2017	1,795,466
2018	1,105,660
Later years	686,165
Total	$ 12,077,759

The Company's customer accounts are carried by Pershing. All execution and clearing services are also performed by Pershing. The agreement between the Company and Pershing stipulates that all losses resulting from the Company's customers' inability to fulfill their contractual obligations are the responsibility of the Company.

As a securities broker and dealer, the Company is engaged in various securities trading activities. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the customers' ability to satisfy their obligations to the Company. The Company manages its risk in this area through Pershing's monitoring of customer position and credit limits and collateral. Additional collateral is required from customers where appropriate.

The Company's principal transactions relate only to matched principal transactions. In matched principal transactions, the Company is interposed between buyers and sellers and the transactions. In the event of counterparty nonperformance, the Company may be required to purchase or sell financial instruments at unfavorable market prices, which may result in a loss to the Company. These unmatched positions are intended to be held short-term and in liquid markets. At December 31, 2013, the Company did not hold any unmatched positions.

The Company has provided a guarantee to Pershing. Under the agreement, the Company has agreed to indemnify Pershing for customers introduced by the Company that are unable to satisfy the terms of their contracts. The Company's liability under these arrangements is not quantifiable. However, management believes the potential for the Company to be required to make payments under this agreement is remote. Accordingly, no amounts are recorded on the balance sheet for these contingent liabilities.

The Company has obtained letters of credit in favor of various lessors related to certain of the Company's branch office locations in lieu of security deposits. As of December 31, 2013, there were $465,655 of undrawn outstanding bank letters of credit.

In the normal course of business, there are various legal actions and proceedings pending against the Company. In management's opinion, after consultation with outside counsel, the ultimate liability, if any, resulting from these legal actions will not have a material adverse effect on the Company's financial position.

7. PAYABLE TO AFFILIATES AND RELATED PARTY TRANSACTIONS

Certain affiliates advance amounts to the Company, which are included in payable to affiliates on the balance sheet and will be subsequently reimbursed by the Company. At December 31, 2013, the balance includes a receivable of $1,636 due from its Parent and a payable of $4,177 due to its affiliate, B. F. Edwards and Company, LLC, a wholly owned subsidiary of the Parent. The Payable to Parent relates to shared-based compensation expense allocated to the Company during 2009, partially offset by expenses paid by the Company on behalf of the Parent in 2012 and 2013. Payable to affiliate relates to the transfer of property and equipment, at book value, to the Company during 2009.

Benjamin F. Edwards IV, Chief Executive Officer of the Company, is on the Board of Directors of Cass Commercial Bank where the Company has cash on deposit in a money market demand account of $3,052,726 as of December 31, 2013. Interest received on this account is earned at the standard money market rate for Cass Commercial Bank customers.

A member of the Benjamin Edwards, Inc. Board of Directors is the Chief Executive Officer and Chief Investment Officer of an investment management firm that Benjamin F. Edwards, Inc. utilizes.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1) under the Securities and Exchange Act of 1934, which requires the maintenance of minimum net capital of $250,000. The Rule also requires that equity capital may not be withdrawn or distributions paid to the Parent if the Company's net capital is less than 120% of minimum net capital or $300,000. At December 31, 2013, the Company had net capital of $1,882,032, of which $1,632,032 was in excess of the minimum required. The Company has proprietary accounts of introducing brokers and dealers agreement with Pershing which allows the Company to treat the balances with Pershing as allowable assets under SEC Rule 15c3-1.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Suite 300
100 South 4th Street
St. Louis, MO 63102-1821
USA

Tel: +1 314 342 4900
www.deloitte.com

February 26, 2014

To the Board of Directors and Stockholder of
Benjamin F. Edwards & Company, Inc.
St. Louis, Missouri

In planning and performing our audit of the financial statements of Benjamin F. Edwards & Company, Inc. (the "Company") (a wholly owned subsidiary of Benjamin Edwards, Inc.) as of and for the year ended December 31, 2013 (on which we issued our report dated February 26, 2014, and such report expressed an unmodified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

Deloitte

Deloitte & Touche LLP
Suite 300
100 South 4th Street
St. Louis, MO 63102-1821
USA

Tel: +1 314 342 4900
www.deloitte.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors of Benjamin F. Edwards & Company, Inc.
1 North Brentwood Boulevard, Suite 850
St. Louis, MO 63105

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Benjamin F. Edwards & Company, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, such as a copy of the issued check made out to SIPC or bank statement supporting the wire transfer of funds, noting no differences;

2. Compared the total rounded revenue amounts on audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported on Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported on Form SIPC-7 with supporting schedules and working papers, including general ledger reports and Company prepared schedules, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 26, 2014

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2013
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

068023 FINRA DEC
BENJAMIN F EDWARDS & COMPANY INC 16*16
1 N BRENTWOOD BLVD STE 850
SAINT LOUIS MO 63105-3787

SEC
Mail Processing
Section
FEB 28 2014
Washington, DC
124

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 85,326
   B. Less payment made with SIPC-6 filed (exclude interest) (38,252)
   July 29, 2013
   Date Paid
   C. Less prior overpayment applied (Ø)
   D. Assessment balance due or (overpayment) 47,074
   E. Interest computed on late payment (see instruction E) for Ø days at 20% per annum Ø
   F. Total assessment balance and interest due (or overpayment carried forward) $ 47,074
   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 47,074
   H. Overpayment carried forward $(Ø)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Benjamin F. Edwards & Co. Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Senior VP, CFO
(Title)

Dated the 24th day of February, 20 13.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations Documentation Forward Copy

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2013**
and ending **12/31/2013**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 54,075,023
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	Ø
(2) Net loss from principal transactions in securities in trading accounts.	Ø
(3) Net loss from principal transactions in commodities in trading accounts.	Ø
(4) Interest and dividend expense deducted in determining item 2a.	Ø
(5) Net loss from management of or participation in the underwriting or distribution of securities.	Ø
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	Ø
(7) Net loss from securities in investment accounts.	Ø
Total additions	54,075,023
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	19,075,795
(2) Revenues from commodity transactions.	Ø
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	Ø
(4) Reimbursements for postage in connection with proxy solicitation.	Ø
(5) Net gain from securities in investment accounts.	Ø
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	178,905
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	Ø
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	Ø
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 124,606	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 169,824	
Enter the greater of line (i) or (ii)	169,824
Total deductions	19,944,524
2d. SIPC Net Operating Revenues	$ 34,130,499
2e. General Assessment @ .0025	$ 85,326
	(to page 1, line 2.A.)

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Deloitte Touche Tohmatsu